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Exhibit (a)(5)(B)

FOR INFORMATION James R. Edwards 303-837-2444

FOR IMMEDIATE RELEASE

SM ENERGY ANNOUNCES EXTENSION OF PUT OPTION OFFER
FOR 3.50% SENIOR CONVERTIBLE NOTES DUE 2027

        DENVER, CO—March 19, 2012—SM Energy Company (NYSE:SM) today announces that it is extending its previously announced put right offer related to its outstanding 3.50% Senior Convertible Notes due 2027 (the "Notes") until 12:00 midnight (one minute after 11:59 p.m.), New York City Time on March 30, 2012. The tender offer was originally scheduled to expire at 5:00 p.m. on March 30, 2012, but is being extended to comply with the Securities and Exchange Commission requirements. The tender offer is being made pursuant to a Schedule TO (as amended), including a Put Right Notice dated March 5, 2012, which sets forth the terms of the put right.

        Based on information from Wells Fargo Bank, N.A., no holders of the Notes had exercised their put right as of 5:00 p.m. New York City Time on Friday, March 16, 2012.

        This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities of SM Energy Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with the Company's Put Right Notice dated March 5, 2012 and related documents. Holders of Notes may request the Company's Put Right Notice from the paying agent, Wells Fargo Bank, N.A.

By Registered & Certified Mail:	By Regular Mail & Overnight Courier:	By Telephone:
WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479	(800) 344-5128

        HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY'S SCHEDULE TO, AS AMENDED, PUT RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATED SECURITIES AND EXCHANGE COMMISSION ("SEC") BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SM ENERGY COMPANY AND THE PUT RIGHT.

        Materials filed with the SEC will be available electronically without charge at the SEC's website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at SM Energy's website, www.sm-energy.com.

About SM Energy

        SM Energy Company is an independent energy company engaged in the acquisition, exploration, development, and production of crude oil, natural gas, and natural gas liquids in onshore North America. SM Energy routinely posts important information about the company on its website. For more information about SM Energy, please visit its website at www.sm-energy.com.

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  Exhibit (a)(5)(B)
SM ENERGY ANNOUNCES EXTENSION OF PUT OPTION OFFER FOR 3.50% SENIOR CONVERTIBLE NOTES DUE 2027